[redacted]

04002413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48453

FEB 27 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cybus Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Walnut St., Ste 500
(No. and Street)

Des Moines (City) IA (State) 50309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie LaFollette 515·471·4662
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walker & Egerton
(Name – *if individual, state last, first, middle name*)

214 North Fourth St. (Address) Burlington (City) IA (State) 52601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul McGarvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cybus Capital Markets, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

Julie L. LaFollette
Notarial Seal - State of Iowa
Commission No: 181836
My Commission Expires: October 25, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Cybus Capital Markets, LLC

December 31, 2003

Contents

James Walker, CPA
James Egerton, CPA
Kimberly Hunsaker, CPA
Melodee Walker, CPA
Stephanie Hoschek, CPA
William Hesse, LPA

WALKER EGERTON & HUNSAKER PC
CERTIFIED PUBLIC ACCOUNTANTS

214 North Fourth Street
PO Box 547
Burlington IA 52601

319 752 6348
800 757 6348
319 752 8644 fax
info@walkeregerton.com

Independent Auditor's Report

To the Members
Cybus Capital Markets, LLC

We have audited the accompanying statement of financial condition of Cybus Capital Markets, LLC, as of December 31, 2003, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position and net capital of Cybus Capital Markets, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Walker Egerton & Hunsaker PC

January 8, 2004

Cybus Capital Markets, LLC
Statement of Financial Condition
December 31, 2003

Assets

Current assets	
Cash	$ 401,609
Accounts receivable	23,574
Prepaid expenses	7,430
Total current assets	432,613
Equipment, net of accumulated depreciation of $109,011	28,367
Investment in Cybus Capital Management, Inc.	9,828
	$ 470,808

Liabilities and Members' Equity

Current liabilities	
Accounts payable and accrued expenses	$ 13,151
Members' equity	457,657
	$ 470,808

See Notes to Financial Statements.

Cybus Capital Markets, LLC
Statement of Income
For the year ended December 31, 2003

Revenues	
Investment banking fees	$ 486,304
Management fee	971,437
Interest income	3,002
Total revenues	1,460,743
Expenses	
Contract services	235,514
Depreciation	7,490
Employee compensation	774,558
Occupancy	136,208
Travel	97,141
All other	186,846
Total expenses	1,437,757
Income before equity in (loss) of Cybus Capital Management, Inc.	22,986
Equity in (loss) of Cybus Capital Management, Inc.	(4,469)
Net income	$ 18,517

See Notes to Financial Statements.

Cybus Capital Markets, LLC
Statement of Members' Equity
For the year ended December 31, 2003

Balance, December 31, 2002	$ 454,832
Net income	18,517
Distribution to members	(6,594)
Liquidation of member's interest	(9,098)
Balance, December 31, 2003	$ 457,657

See Notes to Financial Statements.

Cybus Capital Markets, LLC
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	18,517
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		7,490
Equity in loss of Cybus Capital Management, Inc.		4,469
Decrease in accounts receivable		6,537
Decrease in prepaid expenses		229
Increase in accounts payable and accrued expenses		9,796
Net cash provided by operating activities		47,038
Cash flows from investing activities:		
Purchase of equipment		(29,390)
Cash flows from financing activities:		
Member's interest redeemed		(9,098)
Members' draw		(6,594)
Net cash (used) by financing activities		(15,692)
Net increase in cash		1,956
Cash balance, December 31, 2002		399,653
Cash balance, December 31, 2003	$	401,609

See Notes to Financial Statements.

Cybus Capital Markets, LLC
Computation of Net Capital
December 31, 2003

Members' equity at December 31, 2003	$	457,657
Adjustments for assets not readily converted to cash:		
Accounts receivable		(23,574)
Prepaid expenses		(7,430)
Furniture and equipment		(28,367)
Investment in Cybus Capital Management, Inc.		(9,828)
Net capital at December 31, 2003	$	388,458

No material differences exist between net capital as shown above and net capital as shown on the Company's unaudited Part IIA filing.

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Organization
The Company is an Iowa Limited Liability Corporation. The Company has a 100% owned subsidiary, Cybus Capital Management, Inc. These statements are intended for the use of the National Association of Securities Dealers and include only the accounts of the parent company.

Nature of Business
The Company is a broker/dealer licensed by the National Association of Security Dealers and an SIPC member. The Company provides specialty corporate finance service to middle market companies. The Company is headquartered in Des Moines, Iowa, with regional offices in Sacramento, California, and Denver, Colorado.

Depreciation
Depreciation is computed using the straight-line method over an estimated useful life of five years. Depreciation expense for 2003 was $7,490.

Income Taxes
The Company is considered a partnership for purposes of federal and state tax reporting. It is not a taxpaying entity, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members on their individual returns.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are from various clients for services and expense reimbursements. All amounts are considered fully collectible; accordingly, no allowance for doubtful accounts has been made.

Investment in Cybus Capital Management, Inc.
The Company reports its investment in Cybus Capital Management, Inc. using the equity method of accounting.

Note 1. Summary of Significant Accounting Policies (continued)

Exemption from Customer Protection Rule

Cybus Capital Markets, LLC operates under an exemption from customer protection rule 15(c)3-3 using K2(i) as the exemption.

Note 2. Investment in Cybus Capital Management, Inc.

Summary financial information of Cybus Capital Management, Inc. as of December 31, 2003 is as follows:

Assets		
Cash	$	5,924
Furniture and equipment		3,904
	$	9,828
Liabilities and Stockholder's Equity		
Retained earnings	$	9,828
	$	9,828

Note 3. Leases

The Company leases its office facilities. The lease terms are summarized as:

Sacramento, California	$2,619 per month	Lease expires February, 2006
Des Moines, Iowa	$6,727 per month	Lease expires August, 2007

Rent expense for 2003 was $129,457.

Minimum annual lease payments are:

2004	-	114,060
2005	-	117,034
2006	-	88,968
2007	-	48,608

Note 4. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in West Des Moines, Iowa. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the Company's uninsured cash balances total $295,997.

Note 5. Related Party Transaction

Cybus Capital Advisors, LLC is owned by the members of the Company. During the year, Advisors paid the company $971,437 for management services. Advisors receives all of its income from a single management contract.

Note 6. Retirement Plan

The company maintains a 401(k) plan covering all full-time employees with more than one year of service. The company made matching contributions of $23,514.

James Walker, CPA
James Egerton, CPA
Kimberly Hunsaker, CPA
Melodee Walker, CPA
Stephanie Hoschek, CPA
William Hesse, LPA

WE&H
WALKER EGERTON & HUNSAKER PC
CERTIFIED PUBLIC ACCOUNTANTS

214 North Fourth Street
PO Box 547
Burlington IA 52601

319 752 6348
800 757 6348
319 752 8644 fax
info@walkeregerton.com

To the Members
Cybus Capital Markets, LLC

In planning and performing our audit of the financial statements of Cybus Capital Markets, LLC for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. However, we noted certain matters that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Cybus Capital Markets, LLC is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control. The concentration of closely related duties and responsibilities, including the recording and processing of cash receipts, preparing checks, preparing journals and general financial information for ledger posting and analyzing financial information by a small staff makes it impossible to establish an adequate system of automatic internal checks on the accuracy and reliability of the accounting records. While we do recognize that the Company is not large enough to permit a segregation of duties for an effective system of internal accounting control in all respects, we believe that it is important that management be aware that the condition does exist.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we believe that the lack of adequate separation of duties is not a material weakness.

This report is intended solely for the information and use of the board of directors, management, and the National Association of Security Dealers.

Walker Egerton & Hunsaker PC

January 8, 2004